Exhibit 4.8

BE BRAUW
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BUSINESS COMBINATION
AGREEMENT

relating to the shares in

CURVALUE BEHEER B.V.

between

RICHARD EDWARD DEN DRIJVER
and those other persons listed at Schedule A of this agreement

VAN DER MOOLEN HOLDING N.V.

and

CURVALUE BEHEER B.V.

dated 12 October 2005

Tripolis 300
Burgerweeshuispad 301
1070 HR Amsterdam
The Netherlands

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8.4		Aggregate minimum liability	15
8.5		Maximum liability	15
8.6		Time limitation	15
8.7		Costs	16
8.8		Reasonable period	16
8.9		Tax, insurance and other benefits or charges	16
8.10		Claims under Bank Guarantee and Withholding and Set-off	17
9.	.	Defence against third party claims	17
9.1		Own defence	17
9.2		Notification	17
9.3		Co-operation	18
10.		Indemnities	18
10.1		Specific Indemnities	18
10.2		No limitation of liability	19
10.3		Costs of (legal) assistance	19
11		Tax Indemnity	20
11.1		General tax indemnity	20
12.		Purchaser Warranties	22
13.		Post Closing Matters	22
13.1		Business of the Group	22
13.2		Appointment to Executive Board	22
13.3		Lock Up of Sellers	22
13.4		Majority Shareholder Lock-Up	23
13.5		Sellers’ Acknowledgement	23
13.6		Furnished Funds	23
13.7		Preparation of Financial Statements	24
13.8		Advisory Agreement	24
13.9		Listing of the VDM Shares	24
14.		Debts owing to and by Affiliated Parties	24
15.		Non-competition	24
16.		Confidentiality	25
17.		Costs	25
18.		Statutory rights	26
19.		Binding effect and entire agreement; amendment	26
20.		Assignment	27
21.		Notices; place of residence	27
22.		Governing law; jurisdiction	28

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Schedules

Schedule A	The Sellers
Schedule B	The Group Companies
Schedule 3.4	Earn-out Payments
Schedule 3.5	Bank Guarantee
Schedule 5.1.1	Key employees
Schedule 6.2.1A	Certificate of the Sellers
Schedule 6.2.1B	Certificate of the Purchaser
Schedule 6.2.2	Resignation supervisory directors
Schedule 6.2.6	Notarial deed of transfer of the Shares
Schedule 7.1	Sellers’ Warranties
Schedule 7.2	Disclosure Letter
Schedule 8.1	Purchaser Warranties
Schedule 13.6	Facility Agreement
Schedule 14.1	Debts owed to and by Affiliated Parties
Schedule 16.1	Press release

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BUSINESS COMBINATION AGREEMENT

THE UNDERSIGNED:

(1)	Richard Edward den Drijver, born on 4 May 1961 in ‘s-Gravenhage and residing at 9 Knightbridge Court, 12 Sloane Street, London SW IX 9LQ, United Kingdom, indirect majority shareholder and CEO of the Company (through his holding vehicles as set out in Schedule A, the “Majority Shareholder”) and those other persons listed at Schedule A of this agreement (together, the “Sellers”),

(2)	Van der Moolen Holding N.V., a limited liability company, with corporate seat in Amsterdam, and having its address at Keizersgracht 307, 1016 ED Amsterdam, The Netherlands, a legal entity incorporated under the law of The Netherlands (the “Purchaser”),

and

(3)	Curvalue Beheer B.V., a private company with limited liability with corporate seat in Amsterdam and having its address at Nieuwezijds Voorburgwal 120 - 7, 1012 SH Amsterdam, the Netherlands (the “Company”),

WHEREAS:

(A)	There are 427,000 {four hundred and twenty-seven thousand) shares in the share capital of the Company (the “Shares”) in issue and the Company holds 188,836 (one hundred and eighty-eight thousand, eight hundred and thirty six) shares in its own capital (the “Treasury Shares”). As a result, there are 238,164 (two hundred and thirty-eight thousand, one hundred and sixty-four) shares in the share capital of the Company in issue and outstanding. All the Shares, except for the Treasury Shares, are owned, directly or indirectly, by the Sellers through such vehicles and in such amounts as set out against the names of each Seller in Schedule A to this agreement.

(B)	The Company holds (directly or indirectly) the shares in the capital of the subsidiaries, group companies and participating interests as further specified in this agreement.

(C)	The Company, together with its subsidiaries and group companies is a financial services intermediary, inter alia, providing order execution services for financial

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services industry professionals and is a member of the leading pan-European exchanges.

(D)	The Sellers and the Purchaser have entered into negotiations about the sale of the Shares by the Sellers. In that connection, the Majority Shareholder and the Purchaser have signed a confidentiality letter on 21 March 2005 (the “Confidentlaifty Letter”) and a letter of intent on 27 May 2005 (the “Letter of Intent”) and the extension letter dated 3 October 2005.

(E)	All Sellers have confirmed to the Purchaser that they agree to be bound by and agree to the terms of the letter of Intent, which the Purchaser has accepted.

(F)	The Sellers and the Purchaser agree that no anti-trust or other competition filings are required to be made in respect of the transaction contemplated by this agreement.

(G)	In this agreement the parties now agree the final terms of the sale and transfer to the Purchaser of the Shares by the Sellers, the payment of initial consideration and contingent earn-out payments by the Purchaser as set out further in this agreement and the issue of VDM Shares to and the subscription therefor by the Sellers.

AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1	Definitions

In this agreement, including in the preamble to this agreement, the following capitalised terms shall have the following meanings:

Accounts Date means 31 December 2004;

Additional Earn-Out 2006 has the meaning set out in Schedule 3.4 to this agreement;

Additional Projected PBT 2006 has the meaning set out in Schedule 3.4 to this agreement:

Agreed Upon Adjustments has the meaning set out in Schedule 3.4 to this agreement;

Affiliate means any company, firm or legal entity with respect to which a party’s ultimate parent company directly or indirectly holds 50% or more of the nominal value of its share capital issued or of the voting power at its general meetings or has the power to appoint a majority of its directors or otherwise direct its activities, or any other company, firm or legal entity qualifying as a “subsidiary” or part of a “group” as referred to in sections 2:24a and 2:24b Dutch Civil Code;

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Affiliated Party means any Affiliate and in relation to the Company or any Group Company includes the Sellers and their vehicles as set out against their names in Schedule A;

Annual Accounts 2004 means the consolidated balance sheet, profit and loss account, and explanatory notes thereto of the Company in respect of the financial year ended 31 December 2004, accompanied by an unqualified audit opinion of an auditor, attached hereto at Chapter 11 of Schedule 7.1;

Annual Accounts 2005 means the consolidated balance sheet, profit and loss account, and explanatory notes thereto of the Company in respect of the financial year ended 31 December 2005, prepared in accordance with clause 13.7 and accompanied by an unqualified opinion of the relevant auditor;

Annual Accounts 2006 means the consolidated balance sheet, profit and loss account, and explanatory notes thereto of the Company in respect of the financial year ended 31 December 2006, prepared in accordance with Dutch generally accepted accounting principles, consistently applied, and accompanied by an unqualified opinion of the Purchaser’s auditor;

Annual Report means the annual report of the Group in respect of 2004;

Audited PBT 2005 has the meaning set out in Schedule 3.4 to this agreement;

Audited PBT 2006 has the meaning set out in Schedule 3.4 to this agreement;

Audited PBT After Adjustments 2005 has the meaning set out in Schedule 3.4 to this agreement;

Audited PBT After Adjustments 2006 has the meaning set out in Schedule 3.4 to this agreement;

Bank Guarantee means the bank guarantee referred to in clause 3.5, given by ABN Amro Bank N.V. for an amount of EUR 5,000,000 (five million euro) and substantially in the form set out in Schedule 3.5;

Breach of Sellers’ Warranties means any circumstance that causes a Sellers Warranty, individually or together with other Sellers’ Warranties, to be wholly or partly untrue, inaccurate, incomplete or misleading on the date of this agreement and/or the Closing Date;

Business Day means a day on which banks are generally open for normal business in the Netherlands and England;

Calculated Earn-Out 2005 has the meaning set out in Schedule 3.4 to this agreement;

Calculated PBT 2005 has the meaning set out in Schedule 3.4 to this agreement;

Calculated PBT 2006 has the meaning set out in Schedule 3.4 to this agreement;

Capped Excess 2006 has the meaning set out in Schedule 3.4 to this agreement;

Certificate has the meaning set out in Schedule 3.4 to this agreement;

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Closing means the performance of the actions referred to in clause 6;

Closing Date means the date on which Closing has taken place;

Combined Entity means the Purchaser and the Company following Closing;

Company means Curvalue Beheer B.V.;

Confidentiality Letter has the meaning set out in the preamble to this agreement;

Corporate Income Tax has the meaning set out in Schedule 3.4 to this agreement;

Deficit 2005 has the meaning set out in Schedule 3.4 to this agreement;

Deficit 2006 has the meaning set out in Schedule 3.4 to this agreement;

Disclosure Letter means the letter dated of even date with this agreement, as it may be updated in accordance with clause 6.2.5, from the Majority Shareholder on behalf of all the Sellers to the Purchaser as accepted by the Purchaser and attached as Schedule 7.2;

Dutch GAAP means generally accepted accounting principles in the Netherlands;

Earn-Out 2005 has the meaning set out in Schedule 3.4 to this agreement;

Earn-Out 2006 has the meaning set out in Schedule 3.4 to this agreement;

Earn-Out Payment means a payment, if any, to be made in accordance with the provisions of clause 3.4 of and Schedule 3.4 to this agreement;

Earn-Out Results Statement has the meaning set out in Schedule 3.4 to this agreement;

Encumbrance means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement to create any of the foregoing;

Excess 2006 has the meaning set out in Schedule 3.4 to this agreement;

Financial Year means the 12 month period beginning on 1 January;

Furnished Funds has the meaning set out in Schedule 3.4 to this agreement;

Group means the Company, its subsidiaries, group companies and participating interests listed in Schedule B and Group Company means any member of the Group;

Group Share means a share in the share capital of any Group Company;

Indemnified Party means the Purchaser or a third party to whom one or more Shares have been transferred, any successor under universal title of the Purchaser or such third party or, after the Closing, any Group Company;

Initial Purchase Price means the amount referred to in clause 3.1;

Intellectual Property Rights means rights in trade marks, service marks, trade names, domain names, logos, patents, inventions, software rights, database rights, design rights, copyrights and all other similar rights in any part of the world (including

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know-how) including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

Items of Disagreement has the meaning set out in Schedule 3.4 to this agreement;

Letter of Intent has the meaning set out in the recitals to this agreement;

Licence means any licence, permit, consent required by a governmental or other regulatory authority;

Loss means loss (schade) as defined in the Dutch Civil Code article 6:95 and the following articles and Losses shall be interpreted accordingly;

M2M Valuation has the meaning set out in Schedule 3.4 to this agreement;

Majority Shareholder means Richard den Drijver;

Material Agreement means (i) any contract or agreement with customers or suppliers under which the Company or any Group Company is obliged to provide goods or services with a price in excess of EUR 50,000 (fifty thousand euro) per year, (ii) any contract or agreement under which the Company or any Group Company is bound to make payments in excess of EUR 50,000 (fifty thousand euro) per year, or (iii) any contract or agreement, other than an employment agreement, which has a contractual term longer than one year and which cannot be terminated by the Company or any Group Company within six months;

Maximum Payment 2005 has the meaning set out in Schedule 3.4 to this agreement;

Maximum Payment 2006 has the meaning set out in Schedule 3.4 to this agreement;

Net PBT Normalisation 2005 has the meaning set out in Schedule 3.4 to this agreement;

Net PBT Normalisation 2006 has the meaning set out in Schedule 3.4 to this agreement;

Notary means Professor Martin van Olffen or another civil law notary of De Brauw Blackstone Westbroek N.V., or his substitute;

On-Line Trader means the Company’s propri etary online trading platform offering access to exchanges and their instruments to third parties;

PBT Normalisation 2005 has the meaning set out in Schedule 3.4 to this agreement;

PBT Normalisation 2006 has the meaning set out in Schedule 3.4 to this agreement;

Projected PBT 2005 has the meaning set out in Schedule 3.4 to this agreement;

Projected PBT 2006 has the meaning set out in Schedule 3.4 to this agreement;

Purchase Price means the Initial Purchase Price together with the Earn-Out Payments, if any;

Purchaser means Van der Moolen Holding N.V.;

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Purchaser’s Group means the Purchaser and its subsidiaries, group companies and participating interests including, following Closing, the Group;

Purchaser Warranty means a statement set out in Schedule 8.1;

Sellers means the Majority Shareholder and those other persons set out at Schedule A to this agreement;

Sellers Warranty means a statement set out in Schedule 7.1;

Shares has the meaning set out in the recitals to this agreement;

Share Issue Date has the meaning set out in Schedule 3.4 to this agreement;

Shortfall 2005 has the meaning set out in Schedule 3.4 to this agreement;

Shortfall PBT 2005 has the meaning set out in Schedule 3.4 to this agreement;

Tax or Taxation means all forms of taxation, duties, levies, imposts and social security charges, including, without limitation, corporate income tax, wage withholding tax, national social security contributions and employee social security contributions, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, (municipal) real estate taxes, real estate transfer tax, other municipal taxes and duties, environmental taxes and duties and any other type of taxes or duties in any relevant jurisdiction, including VAT, together with any interest, penalties, surcharges or fines relating thereto, due, payable, levied, imposed upon or claimed to be owed in any relevant jurisdiction.

Tax Authority means any taxing or other authority competent to impose any liability in respect of Tax or responsible for the administration and/or collection of Tax or enforcement of any law in relation to Tax;

Total Earn-Out 2006 has the meaning set out in Schedule 3.4 to this agreement;

Treasury Shares has the meaning set out in the preamble to this agreement;

VDM Shares means ordinary shares with a nominal value of EUR 0.08 (eight euro cents) in the share capital of the Purchaser; and

VOF Agreements means any general partnership or similar agreements entered into between any Group Company or Group Companies and individuals who are active in the business or entities controlled by such individuals, including, but not limited to, P.Y.M.W.Y.M.I. Options B.V., Selhai B.V., Curveball B.V., Koskol Options B.V. and Mr M. Carlson (operating under the name Carlson Investments).

1.2	Interpretation

	1.2:1	No provision of this agreement shall be interpreted to the detriment of a party for the sole reason that that party was responsible for drafting that particular provision.

	1.2.2	A “third party” means in this agreement any person or entity other than one of the Sellers, the Purchaser, the Company or one of their subsidiaries, group companies or participating interests.

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2.	SALE AND PURCHASE / TRANSFER

2.1	Sale and purchase
Each Seller hereby sells or shall cause the vehicle or vehicles set out against his name in Schedule A of this agreement to sell the number of the Shares set out against his name in Schedule A of this agreement to the Purchaser, and the Purchaser hereby purchases the Shares from the Sellers, or such vehicles, against payment of the Initial Purchase Price to the Sellers.

2.2	Transfer
On the Closing Date, each of the Sellers shall transfer or procure the transfer of the Shares set out against his name in Schedule A of this agreement to the Purchaser in accordance with clause 6.2.5.

3.	CONSIDERATION AND ISSUE OF VDM SHARES

3.1	Initial Purchase Price

The Initial Purchase Price for the Shares amounts to EUR 19,567,439 (nineteen million, five hundred and sixty seven thousand, four hundred and thirty nine euro). This payment shall be allocated to each of the Sellers as set out against their names in Schedule A of this agreement.

3.2	Payment
The Initial Purchase Price shall be paid to the Sellers on the Closing Date in accordance with clause 6.2 and subject to clause 6.5.

3.3	Share Issue and Subscription
The Purchaser shall issue 3,803,509 (three million eight hundred and three thousand, five hundred and nine) VDM Shares, at an issue price of EUR 3.83 per VDM Share, as agreed in the Letter of Intent, to the Sellers, which VDM Shares shall be allocated to the Sellers in the numbers set out against their names in Schedule A of this agreement, on the Closing Date and the Sellers subscribe for such VDM Shares and shall pay to the Purchaser the aggregate issue price of such shares attributable to such Seller as set out against their names in Schedule A of this agreement in accordance with the provisions of clause 6.

3.4	Earn-Out Payments
In addition to the Initial Purchase Price, the parties have agreed upon a contingent additional purchase price consisting of certain Earn-Out Payments which may be payable to the Sellers by the Purchaser as set forth in Schedule 3.4.

3.5	Bank Guarantee
At Closing, the Sellers shall procure that the Bank Guarantee is issued in favour of the Purchaser to cover any and all liabilities of the Sellers pursuant to this agreement.

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4.	PRE-CLOSING

4.1	Conduct of business
Between the date of this agreement and the Closing, the Company and the Majority Shareholder, on behalf of the Sellers, shall:

	4.1.1	procure that the business of the Group will be carried on as a going concern in the ordinary course, as carried on prior to the date of this agreement, that the Group will maintain its business in the normal way, conduct it in accordance with applicable requirements and licenses, pay its debts as they fall due and fulfil its obligations in a timely fashion as well as maintain appropriate relationships and contacts with its customers, suppliers and other third parties;

	4.1.2	notify the Purchaser without delay of:

(i) any material change in the financial situation and prospects of the Company or the Group;

(ii) any official investigation or complaint concerning the Group (including any member of or employee of or person working in any capacity for the Group), any legal action taken against the Group as well as any notification or communication that gives notice of default to the Company or any Group Company under any agreement or statutory requirement; and

(iii) any other matter which would be relevant to a prudent purchaser of the Group.

	4.1.3	apply in time for all licenses, dispensations and exemptions that are necessary for the conclusion and performance of this agreement and for the transfer of the Shares;

	4.1.4	supplement or amend the Schedules to this agreement in relation to any event that occurs before Closing and that, if it had occurred before or during the execution of this agreement, would have been included so as to make the Schedule in question accurate, complete and not misleading;

	4,1.5	procure that the Group will keep its business and assets completely insured against all common risks in the manner in which it has done so during the 12 month period preceding the Closing Date;

	4.1.6	provide the Purchaser with any information regarding the Group that the Purchaser may reasonably deem necessary;

	4.1.7	allow the Purchaser and third parties nominated by it, on business days and hours, access to the location or locations where the Group’s business is conducted or property of the Group is situated, and enable the Purchaser, or third parties nominated by it, to inspect that business and property;

	4.1.8	procure that the Company does not and no Group Company pays or declares any dividends or make other distributions to the Sellers;

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4.1.9	without prejudice to clauses 4.1.1 to 4.1.8 and 4.2, take or refrain from any action necessary to procure that no Breach of Sellers’ Warranties or other breach of this agreement occurs or continues; and

4.1.10	procure, in the event that any of the following persons, Andy Beckwith, Barry v/d Laan, Simon Butler, Paul Hagerty, Jean-Christophe Large, J. Koster, Wouter de Roos and / or Mark Starmans leave the Group, or indicate that they will terminate their relation with the Group that they will be replaced in a timely manner by other persons with appropriate, equivalent training and experience levels.

4.2	Developments following signing
	4.2.1	If any Breach of Sellers’ Warranties, breach of any other provision of this agreement or other facts and circumstances relevant to the Purchaser as a prudent purchaser became apparent, occur or threaten to occur between the date of this agreement and the Closing as a result of any action referred to in clause 4.1 or otherwise, the Company and/or the Majority Shareholder, on behalf of the Sellers, shall immediately notify the Purchaser. The notification shall refer to the Sellers Warranty, other provision of this agreement or other facts and circumstances and describe the true situation in a complete and non misleading manner.

	4.2.2	Actions of the Purchaser as referred to in clause 4.1 and notifications to the Purchaser as referred to in clause 4.2.1 shall not affect the Purchaser’s rights or claims under this agreement or at law.

4.3	Minority Interest
The Sellers and the Company shall all use their best endeavours to procure that all the shares issued and outstanding in Neutral Networks Trading GmbH are owned by one or more Group Companies prior to Closing.

4.4	VOF Agreements
The Setters agree that all VOF Agreements shall be terminated or otherwise dissolved prior to Closing at no additional cost to the Group, except where such additional cost is agreed with the Purchaser, and without any liabilities relating to such VOF Agreements outstanding to any Group Company at Closing.

5.	CONDITIONS FOR THE CLOSING

5.1	Purchaser Conditions precedent
The Closing is conditional on the fulfilment, or waiver in accordance with clause 5.4, of the following conditions:

	5.1.1	The Purchaser has received satisfactory confirmation from the employees and other individuals listed in Schedule 5.1.1 in relation to their employment arrangements with the Combined Entity after the Closing;

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5.1.2	The Purchaser has received, on terms satisfactory to the Purchaser, the consent of (i) the Financial Services Authority, in the United Kingdom, (ii) the Autoriteit Financiele Markten, in the Netherlands and (iii) the Credit institutions and investment Companies Committee and the Financial Markets Authority in France, to the implementation of the transactions contemplated by this agreement, together with all other regulatory approvals as are necessary or desirable in connection with the transactions contemplated by this agreement;

5.1.3	Should, in view of circumstances (for example, shareholder request or public pressure), the Purchaser deem it desirable to hold an extraordinary general meeting of its shareholders, the approval of such meeting of the implementation of the transactions contemplated by this agreement has been received;

5.1.4	No Breach of Sellers’ Warranty which has or will have a material effect having occurred or being outstanding;

5.1.5	The Sellers have not failed to perform any material obligation under this agreement when it falls due;

5.1.6	There being no facts or circumstances in existence, of which the Purchaser has become aware since the date of this agreement, or, with respect to facts and circumstances of which the Purchaser was aware at the date of this agreement, there being no developments with respect thereto or consequences thereof of which the Purchaser has become aware since the date of this agreement that, in the reasonable opinion of the Purchaser, have or can reasonably be expected to have a material adverse effect (financially or otherwise) on the Group’s business or prospects; and

5.1.7	The Purchaser receiving of all of the Shares on Closing.

5.2	Majority Shareholder Conditions Precedent
The Closing is conditional on the fulfilment, or waiver in accordance with clause 5.4, of the following conditions:

	5.2.1	There has been, in the opinion of the Majority Shareholder, no material adverse change in the outlook of the class actions against the Purchaser in the United States of America. For the avoidance of doubt, a dismissal of all or any of the motions to dismiss such class actions currently before the courts will not constitute a material change in the outlook of such class actions in accordance with this clause 5.2.1.

	5.2.2	The Purchaser has not entered into, or agreed to, a material transaction (including, for the avoidance of, doubt, an acquisition) outside of the ordinary course of business, which, in the opinion of the Majority Shareholder, causes a material adverse change in the strategic outlook of the Combined Entity.

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5.3	Satisfaction

	5.3.1	Both parties shall use all reasonable endeavours to ensure the satisfaction of the conditions set out in clauses 5.1 and 5.2, in each case as soon as possible after the signing of this agreement.

	5.3.2	If a party becomes aware of a circumstance that will or may result in a failure to satisfy a condition, it will notify the other party without delay.

5.4	Waiver
The Purchaser may, at any time, waive one or more conditions set out in clause 5.1 by notifying the Majority Shareholder, as representative of the Sellers, to that effect and the Majority Shareholder may waive one or more of the conditions precedent set out in clause 5.2 by notifying the Purchaser to that effect.

5.5	Non-satisfaction
If any of the conditions set out in clauses 5.1 and 5.2 has neither been satisfied nor waived before 1 February 2006, either the Purchaser or the Majority Shareholder may, without prejudice to any of its other rights and claims under this agreement or at law, by notifying the Majority Shareholder, as representative of the Sellers, or the Purchaser, as appropriate:

	5.5.1	in respect of the conditions set out in clause 5.1, waive the non-satisfied conditions: and

	5.5.2	terminate this agreement with immediate effect and without further liability to any party, except in relation to breaches of this agreement by either party occurring prior to such termination.

6.	CLOSING

6.1	Date
The Closing shall take place on the later of 1 January 2006 or the first Business Day of the month next following the day on which the conditions set out in clauses 5.1 and 5.2 have been fulfilled or waived, at the offices of De Brauw Blackstone Westbroek N.V. in Amsterdam.

6.2	Actions
At the Closing, inter alia, the following actions shall be taken:

	6.2.1	The Sellers and the Company shall give to the Purchaser a certificate in the form set out at Schedule 6.2.1A signed by each Seller and the Company and the Purchaser shall provide to the Sellers a certificate in the .form set out at Schedule 6.2.1B signed on behalf of the Purchaser.

	6.2.2	The Sellers shall give to the Purchaser statements signed by each supervisory director of the Company in the form set out in Schedule 6.2.2, in which the supervisory director (i) resigns as supervisory director of the Company effective

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immediately after the transfer of the Shares and (ii) waives all rights and claims he may have against the Company.

6.2.3	The Sellers shall deliver to the Purchaser evidence, reasonably satisfactory to the Purchaser, of the dissolution or other termination of the VOF Agreements, as provided for by clause 4.4 of this agreement.

6.2.4	The Sellers shall deliver to the Purchaser the Bank Guarantee.

6.2.5	To the extent appropriate, the Majority Shareholder, acting on behalf of the Sellers, shall deliver to the Purchaser a revised Disclosure Letter, updated to the Closing Date, which revised Disclosure Letter shall, when agreed by the Purchaser in writing, which agreement shall not unreasonably be withheld, constitute disclosure against the Sellers’ Warranties as given at the Closing Date.

6.2.6	The Sellers shall, in return for payment by the Purchaser as set out at 6.2.7 below, procure the transfer the Shares to the Purchaser, which shall accept the Shares, and the Company shall acknowledge and the Sellers shall procure that the Company acknowledges the transfer of the Shares. The transfer and acceptance of the Shares and the acknowledgement of the transfer shall be effected by the execution of a deed in the form set out in Schedule 6.2.6 before the Civil Law Notary.

6.2.7	The Purchaser shall pay to the Sellers the amount of the Initial Purchase Price set out against their name in Schedule A to the account set out in Schedule A for such Seller.

6.2.8	The Purchaser shall, against payment of EUR 3.83 per VDM Share by the Sellers to the Purchaser, issue the new VDM Shares to the Sellers, in the amount set out against their name in Schedule A, who shall accept such new VDM Shares. Such VID Shares shall be credited to the securities account of the relevant Seller as set out against such Seller’s name in Schedule A.

6.3	Closing considered as a single transaction
It is agreed that all actions and transactions constituting the Closing shall be regarded as a single transaction such that, at the option of the party having the interest in the carrying out of an action or transaction, no action or transaction shall be deemed to have taken place unless all other actions and transactions shall have taken place as provided in this agreement.

6.4	Failure to perform action

	6.4.1	If any party fails-to perform any action required of it under clauses 6.2 or 6.3 and such failure has or may have a material effect, the Purchaser, in the case of non-compliance by the Sellers, or the Majority Shareholder on behalf of the Sellers, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice to the Majority

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Shareholder or the Purchaser, as the case maybe, served on the Closing Date, to fix a new date for the Closing in which case the provisions of clauses 6.1 through 6.3 shall apply to the Closing as so deferred, but provided such deferral may only occur once.

6.4.2	If Purchaser or the Sellers fail to perform any action required of it under clauses 6.2 or 6.3 on the new date for the Closing, the Majority Shareholder, or the Purchaser, as appropriate, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice served on such new date for the Closing:

(i) to terminate this agreement without liability on its part or on the part of those on whose behalf notice is served; or

(ii) to effect the Closing so far as practicable having regard to the defaults which have occurred.

6.4.3	If this agreement is terminated after any action as referred to in 6.2 or 6.3 has been taken, the parties shall as soon as possible undo that action and shall give all necessary assistance to undo the action already taken.

6.5	Set-off
The Purchaser shall set-off, against an individual Seller’s obligation to make payment for the VDM Shares under clause 6.2.8, its obligation to make payments under this agreement. Such set-off shall be in respect of an aggregate sum of EUR 14,567,439 (fourteen million, five hundred and sixty-seven thousand, four hundred and thirty-nine euro) and be made by the Purchaser prior to making payment to any Seller under clause 6.2.7. For the avoidance of doubt the Sellers shall not be entitled to set-off any obligations under this clause 6.

7.	SELLERS’ WARRANTIES

7.1	The Sellers warrant to the Purchaser that the Sellers’ Warranties are true, accurate, complete and not misleading on the date of this agreement and the Closing Date, except as disclosed to the Purchaser in accordance with this clause 7.

7.2	For the purposes of clause 7.1 the following matters shall be deemed to have been disclosed to the Purchaser:

	7.2.1	the contents of this agreement;

	7.2.2	the actual knowledge of the Purchaser, in which respect, the Sellers acknowledge that they have provided a number of additional documents and information to the Purchaser in the period shortly before the date of this agreement, and that the Purchaser in view thereof did not have the time to review and consider the content and implications of such documents and information, but will do so in any event prior to Closing; such additional information and documents shall only qualify as actual knowledge of the Purchaser upon the Purchaser having informed the Majority Shareholder,

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acting on behalf of the Sellers, thereof in writing as soon as reasonably possible after the date of this agreement; and

7.2.3	the matters set out in the Disclosure Letter where such contains a specific, accurate, complete and not misleading disclosure in respect of a Sellers Warranty, in so far as it is clear and unambiguous (kenbaar en ondubbelzinnig) from such specific disclosure as to the scope, nature and purport of the disclosure.

7.3	No Sellers Warranty shall be limited by the contents of any other Sellers Warranty.

7.4	The Sellers shall, irrespective of any investigations by the Purchaser, be liable for a Breach of Sellers’ Warranties if the facts and circumstances leading to a Breach of Sellers’ Warranties have not been disclosed to the Purchaser in accordance with this clause 7.

7.5	The Majority Shareholder, on behalf of the Sellers, and the Purchaser, confirm that, in their reasonable opinion, based as regard the Sellers on their knowledge of the Curvalue Group, and based as regards the Purchaser on the face of the documents reviewed by it, they are not aware, as at the date of this agreement, of any facts or circumstances which constitute a Breach of Sellers’ Warranties. In the absence of deliberate misrepresentation in this regard on the part of the Purchaser, this confirmation by the Purchaser shall not be a bar to any claim for Breach of Seller’ Warranties relating to facts or circumstances existing at the date of this agreement.

8.	LIABILITY OF SELLERS

8.1	Liability
If a Breach of Sellers’ Warranties becomes apparent after the Closing, the Sellers shall be liable to the Purchaser and, at Purchaser’s discretion, to the Group for all and any Losses incurred by the Purchaser or, as the case may be, the Group in connection with or as a result of that Breach of Sellers’ Warranties pro-rata in accordance with their holding of shares as set out against their names in Schedule A. The Purchaser’s Losses shall, in addition to its own damages, include the damages incurred by the Group. The Sellers shall also be liable under this clause 8.1 in the case of force majeure.

8.2	Losses resulting from third party claims
If a claim by any person against the Purchaser or the Group would not exist but for a Breach of Sellers’ Warranties, the Purchaser or the Group shall also be entitled to compensation for all and any Losses resulting from such claim (schadevergoeding). The compensation to be paid shall be subject to the interest at a rate of 4 percent per annum from the day on which the losses arose.

8.3	Minimum liability
The Sellers shall not be liable for any Breach of Sellers’ Warranties (or series of Breaches of Warranties arising from similar facts or circumstances) where the losses

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resulting from such Breath of Sellers’ Warranties do not exceed EUR 10,000 (ten thousand euro).

8.4	Aggregate minimum liability
The Sellers shall not be liable for any Breach of Sellers’ Warranties unless the value of the aggregate of all claims for Breach of Sellers’ Warranties, for which the Sellers are liable in accordance with clause 8.3, is in excess of EUR 100,000 (one hundred thousand euro), in which case the Sellers shall be liable for the entire amount of such claim or claims.

8.5	Maximum liability
The Sellers’ aggregate liability for Losses resulting from Breaches of Warranties (excluding any costs referred to in clause 8.7) shall not exceed EUR 20,000,000 (twenty million euro) except:

	8.5.1	in the case where the market value of the consideration (including, for the avoidance of doubt, the actual value of any cash payments made and of the VDM Shares issued to the Sellers under this agreement) actually received by the Sellers (in the case of VDM Shares, this market value shall include only the market value of those VDM Shares which are released from the provisions of clause 13.3 or which the Purchaser has, in its discretion and for the purpose of this clause 8.5.1 and the satisfaction of its claim for Breach of Sellers’ Warranty, agreed to release from the provisions of clause 13.3) under this agreement at the date of the payment of such claim for Breach of Sellers’ Warranty by the Sellers is less than EUR 20,000,000 (twenty million euro), in which case, the liability of the Sellers under this agreement shall not exceed the higher of (i) the market value at such time of such consideration and (ii) EUR 10,000,000 (ten million euro); or

	8.5.2	in the case of a breach of paragraphs 3 and 4 of Schedule 7.1 or of fraud or wilful misconduct by any of the Sellers or the Company.

8.6	Time limitation
The Sellers shall not be liable for any Breach of Sellers’ Warranties unless the Purchaser and/or the Group has given written notice to the Majority Shareholder on behalf of the Sellers specifying its claim:

	8.6.1	in the case of paragraph 12 of Schedule 7.1 within eight weeks after the end of the period during which the relevant Tax referred to in those paragraphs can be levied or collected;

	8.6.2	in the case of paragraph 4 of Schedule 7.1, within 5 Years after the Closing;

	8.6.3	in the case of those paragraphs of Schedule 7.1 not set out in clauses 8.6.1 and 8.6.2, before 1 June 2007;

except that there shall be no time limitation for giving notice of any claim under paragraph 3 of Schedule 7.1.

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Any communication clearly showing the Purchaser’s or the Group’s allegation that there is a Breach of Sellers’ Warranties shall constitute a notice of liability.

8.7	Costs
The Sellers shall compensate the Purchaser for any reasonable costs incurred by the Purchaser or the Group in connection with any failure of the Sellers to perform this agreement, including costs incurred in preventing, mitigating or determining Losses or liability, costs of defence against (alleged) claims by third parties and costs made in enforcing the Purchaser’s and/or the Group’s rights under this agreement against the Sellers, in or out of court,

8.8	Reasonable period
if the Purchaser or the Group considers making a claim for Breach of Sellers’ Warranties or otherwise under this agreement, it shall notify the Majority Shareholder, on behalf of the Sellers, of this within eight weeks after becoming aware of the circumstances that gave rise to the claim. The notification shall contain a reasonable specification of the facts on which the claim is based and, if practicable, an estimate of the amount of the claim. The parties exclude the applicability of article 7:23 Dutch Civil Code and exceeding the term of this eight week period shall not result in the loss of any rights of the Purchaser or the Group under this agreement, except and to the extent that the Sellers shall have been prejudiced by the Purchaser exceeding such period.

8.9	Provisions, tax, insurance and other benefits or charges
In determining the Losses incurred by the. Purchaser and/or the Group as referred to in clause 8.1 the following factors shall be taken into consideration:

	8.9.1	(i) any tax refund actually received by the Group or (ii) any reduction of Tax actually owing by the Group over the financial year of the annual accounts or any preceding year, to the extent that the tax return or reduction is directly connected with the facts on which the Purchaser’s claim is based; and/or

	8.9.2	any amount actually received by the Group under any insurance policy or from any third party, to the extent that it is directly connected with the facts on which the Purchaser’s claim is based.

	8.9.3	The Sellers shall not be liable for a Breach of Sellers’ Warranty if and to the extent that a specific provision is made in the Annual Accounts 2004 (and not released prior to the Closing Date) for the matter giving rise to the claim.

	8.9.4	if a payment made to compensate the Purchaser forms part of the Purchaser’s taxable profits (or reduces its. tax losses), the Sellers shall pay to the Purchaser such additional amount (taking into account the Tax due in respect thereof) as will ensure that the Purchaser receives and retains a net amount equal to the entire amount that it would have received and retained had the payment not been part of its taxable profits (or reduced its tax losses).

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8.9.5	All amounts owing by the Sellers to the Purchaser as a result of a claim must be paid net without any deduction or withholding, unless otherwise required by law. If a deduction or withholding is required by law (except where the Purchaser can be credited for it) the Sellers shall pay to the Purchaser such higher amount as will ensure that after such deduction or withholding the Purchaser will be left with a sum equal to the sum it would have been entitled to in the absence of such deduction or withholding.

8.10	Claims under Bank Guarantee and Withholding and Set-off

	8.10.1	The Purchaser shall be entitled to claim under the Bank Guarantee any payment owed by the Sellers to the Purchaser pursuant to this agreement, in accordance with the provisions of the Bank Guarantee.

	8.10.2	Notwithstanding the provisions of clause 8.10.1, the Purchaser shall be entitled to withhold from any payment to be made to the Sellers pursuant to this agreement the excess of any sum claimed by the Purchaser under this agreement over the value of the Bank Guarantee until such time as such claims shall have been agreed between the Majority Shareholder, on behalf of the Sellers, and the Purchaser or the Purchaser shall obtain judgment against the Sellers in respect of such claim. At such time, the Purchaser shall be entitled to set-off the excess of the amount agreed or the amount of such judgment, respectively, over the value of the Bank Guarantee, against the retained sum and shall pay to the relevant Sellers the remainder.

8.11	Mitigation of Losses
The Purchaser shall take all reasonable steps and give all reasonable assistance to mitigate any Losses which, in the absence of such mitigation, would give rise to a liability in respect of a Breach of Sellers’ Warranty.

9.	DEFENCE AGAINST THIRD PARTY CLAIMS

9.1	Own defence
Without prejudice to clause 10, if a claim of the Purchaser or the Group against the Sellers under this agreement is based on a claim by a third parry against one of the companies belonging to the Group, the Purchaser and the Group shall be entitled independently and at their own discretion to take action to defend the claim. The Purchaser shall thereby give reasonable consideration to the Sellers’ interest in minimising any compensation to be paid to the third party and the Group’s interest in rmaxntaining a good business relationship between the Purchaser the Group and the third party.

9.2	Notification
The Purchaser shall notify the Sellers of a claim as referred to in clause 9.1 as soon as possible after becoming aware of the claim. The Purchaser shall also invite the Sellers to a meeting to discuss the claim.

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9.3	Co-operation
The Sellers shall co-operate with the Purchaser in settling a claim as referred to in clause 9.1. The Sellers shall give the Purchaser access to and allow it to copy or summarise any relevant information.

10.	INDEMNITIES

10.1	Specific Indemnities
Notwithstanding any other provisions of, or any disclosure under, this agreement, or the knowledge of the Purchaser, the Sellers shall, pro-rata in accordance with their holding of Shares as set out against their names in Schedule A, be liable to the indemnified Party for any existing or future Losses of the Indemnified Party arising, directly or indirectly, from or connected with the following matters:

	10.1.1	any alleged infringement prior to Closing by the Group of the Intellectual Property Rights of third parties arising out of the ’ladderboe’ feature of or the ‘look and feel’ of the software which the Group has developed or has had, on its behalf, developed;

	10.1.2	any shortfall prior to Closing in the level of service to be provided to the Group under the agreement dated 21 June 2004 with EasyScreen Limited compared with the level of service which the Group has contracted to provide under agreements with customers in relation to On- Line Trader in respect of those services to be provided by EasyScreen Limited;

	10.1.3	all claims or legal actions against any Group Company made by Jeffrey Lawrence, Goldenberg, Hehmeyer & Co., Mr Barre, Mr Carre, Mr Sallandre, Mr Catteau, KSN & KLOS, AB Futures, Benetti, Spectrade, Frecon, Maciel, VekaFinance, Oneyrel and FYNT in respect of matters arising prior to Closing;

	10.1.4	any and all failures by the Group prior to Closing to obtain the necessary Licences or to comply with the conditions of Licences;

	10.1.5	any and all failures to submit documentation or information to appropriate governmental authorities (including but not limited to Companies House in the United Kingdom and the Chamber of Commerce (Kamer van Koophandel) in the Netherlands) within the time periods prescribed for such submission where such periods expire in the period up to and including the date two months following Closing;

	10.1.6	any and all liabilities of Group Companies relating to or arising out of the VOF Agreements, except in relation to agreed upon payments to the partners in such VOF Agreements specifically approved in writing by the Purchaser;

	10.1.7	any and all liabilities of Group Companies relating to entities sold from the Group or put into liquidation, dissolution or other equivalent process in any jurisdiction prior to Closing;

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10.1.8	any and all liabilities of Group Companies arising out of or relating, directly or indirectly, to alleged non-compliance, prior to Closing, by any Group Company or any employee, officer, adviser or agent of the Group, with applicable rules and regulations of any stock exchange or other trading platform, including, but not limited to, Eurex;

10.1.9	any and all liabilities of Group Companies arising out of the facts and circumstances described in the letter to Fortis Global Clearing N.V. and copied to the Company dated 9 August 2004 from ING Bank N.V.; and

10.1.10	any and all liabilities of Group Companies arising out of or in connection with a facility agreement, and other agreements, with Elite Derivative Limited.

10.2	No limitation of liability
Exceptions contained in the Warranties or the Disclosure Letter or other statements by the Sellers and the limitations of the Sellers’ liability set out in clause 8 shall not affect the Sellers’ liability under clause 10.1. The Sellers shall also be liable under clause 10.1 in the case of force majeure.

10.3	Costs of (legal) assistance
Losses and costs as referred to in clause 10.1 shall include reasonable costs of assistance incurred by the Indemnified Party to defend itself in or out of court against a third party claim connected with facts or circumstances as set out in clause 10.1. The Sellers shall reimburse the Indemnified party for those costs or, at the Purchaser’s first request, pay them directly to the person assisting the Indemnified Party. At the Indemnified Party’s first request, the Sellers shall inform the person assisting the Indemnified Party that his costs relating to the assistance provided will be paid directly by the Sellers.

10.4	Provisions, tax, insurance and other benefits or charges
In determining the losses incurred by the Purchaser and/or the Group as referred to in this clause 10 the following factors shall be taken into consideration:

	10.4.1	(i) any tax refund actually received by the Group or (ii) any reduction of Tax actually owing by the Group over the financial year of the annual accounts or any preceding year, to the extent that the tax return or reduction is directly connected with the facts on which the Purchaser’s claim is based; and/or

	10.4.2	any amount actually received by the Group under any insurance policy or from any third party, to the extent that it is directly connected with the facts on which the Purchaser’s claim is based.

	10.4.3	The Sellers shall not be liable to make indemnification under this clause 10 if and to the extent that a specific provision is made in the Annual Accounts 2004 (and not released prior to the Closing Date) for the matter giving rise to the claim.

	10.4.4	If a payment under this clause 10 made to compensate the Purchaser forms part of the Purchaser’s taxable profits (or reduces its tax losses), the Sellers

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shall pay to the Purchaser such additional amount (taking into account the Tax due in respect thereof) as will ensure that the Purchaser receives and retains a net amount equal to the entire amount that it would have received and retained had the payment not been part of its taxable profits (or reduced its tax losses).

10.4.5	All amounts owing by the Sellers to the Purchaser as a result of a claim under this clause 10 must be paid net without any deduction or withholding, unless otherwise required by law, if a deduction or withholding is required by law (except where the Purchaser can be credited for it) the Sellers shall pay to the Purchaser such higher amount as will ensure that after such deduction or withholding the Purchaser will be left with a sum equal to the sum it would have been entitled to in the absence of such deduction or withholding.

10.5	Application of Clause 8.10
For the avoidance of doubt, the provisions of clause 8.10 and 8.11 shalt apply to claims under this clause 10.

11.	TAX INDEMNITY

11.1	General tax indemnity
Notwithstanding any other provisions of, or disclosures under, this agreement, or the knowledge of the Purchaser, the Sellers shall, pro-rata in accordance with their holding of Shares as set out against their names in Schedule A indemnify and hold harmless (vrij waren) the Purchaser or, at the election of the Purchaser, any member of the Purchaser’s Group, for any Losses from any cause of action incurred directly or indirectly as a result of, or concerning:

	11.1.1	any and all adverse Tax consequences (which shall for this entire agreement include, for the avoidance of doubt, any Tax becoming due and/or payable and any reduction of a Tax advantage) of any Group Company which relates to the period up to and including the Closing Date which is not (fully) provided for in (i) the Annual Accounts 2004 and (ii) in the Annual Accounts 2005, including. but not limited to, the pending discussions with the Dutch Tax Authorities, provided that, for the purposes of this clause 11.1.1 the tax provision in the Annual Accounts 2005 will only be taken into account to the extent that such provision relates to corporate income tax due for the fiscal year 2005 on regular sources of income, which arise from ordinary business activities in full compliance with all applicable laws, rules, regulations and licences;

	11.1.2	any and all adverse Tax consequences for any Group Company arising out of (i) the failure by or on behalf of the Group Companies before the Closing Date to file on time all documents required to be filed in respect of all Taxes, including consolidated returns in respect of any consolidated, combined or unitary group of which a Group Company is or has been a member; (ii) these documents (and all other information supplied to the Tax Authority for any

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purpose) being inaccurate, incomplete and filed in an improper form or out of time; (iii) the failure of any Group Company (and any consolidated, combined or unitary group of which a Group Company is or has been a member) prior to the Closing Date at all times duly and timely to perform all (other) obligations imposed on them by any statutory provision in connection with Taxes;

11.1.3	any and all adverse Tax consequences of any Group Company arising as a result of any Group Company being, prior to the Closing Date, a member of or having been a member of a fiscal unity, tax group or consolidated group (or an equivalent term) with another company (which may include the Sellers). These adverse Tax consequences may for the avoidance of doubt include, but not be limited to, any Tax payable by any Group Company as a result of being liable for fiscal unity tax liabilities and any Tax payable by any Group Company or recharged to any Group Company (by the parent company or another member, not being a Group Company) as a result of the so called 16th standard condition (or the current article 15A1 of the Dutch Corporate Income Tax Act) for fiscal unities becoming applicable or of any other Tax becoming due upon dissolution of the fiscal unity, tax group or consolidated group; and

11.1.4	any and all adverse Tax consequences for any Group Company arising out of the execution of this agreement.

11.2	Provisions, insurance and other benefits or charges
In determining the losses incurred by the Purchaser and/or the Group as referred to in this clause 11 the following factors shall be taken into consideration:

	11.2.1	(i) any tax refund actually received by the Group or (ii) any reduction of Tax actually owing by the Group over the financial year of the annual accounts or any preceding year, to the extent that the tax return or reduction is directly connected with the facts on which the Purchaser’s claim is based; and/or

	11.2.2	any amount actually received by the Group under any insurance policy or from any third party, to the extent that it is directly connected with the facts on which the Purchaser’s claim is based.

	11.2.3	The Sellers shall not be liable to make indemnification under this clause 11 if and to the extent that a specific provision is made in the Annual Accounts 2004 (and not released prior to the Closing Date) for the matter giving rise to the claim.

	11.2.4	If a payment under this clause 11 made to compensate the Purchaser forms part of the Purchaser’s taxable profits (or reduces its tax losses), the Sellers shall pay to the Purchaser such additional amount (taking into account the Tax due in respect thereof) as will ensure that the Purchaser receives and retains a net amount equal to the entire amount that it would have received and retained had the payment not been part of its taxable profits (or reduced its tax losses).

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11.2.5	All amounts owing by the Sellers to the Purchaser as a result of a claim under this clause 11 must be paid net without any deduction or withholding, unless otherwise required by law. If a deduction or withholding is required by law (except where the Purchaser can be credited for it) the Sellers shall pay to the Purchaser such higher amount as will ensure that after such deduction or withholding the Purchaser will be left with a sum equal to the sum it would have been entitled to in the absence of such deduction or withholding.

11.3	Application of Clause 8.10
For the avoidance of doubt, the provisions of clause 8.10 and 8.11 shall apply to claims under this clause 11.

12.	PURCHASER WARRANTIES

12.1	The Purchaser warrants to the Sellers that the Purchaser Warranties are true, complete, accurate and not misleading on the date of this agreement and the Closing Date.

12.2	The parties hereby agree that any claim by the Sellers based upon a breach of a Purchaser Warranty shall be subject to the provisions of clause 8.8 which shall apply by analogy.

13.	POST CLOSING MATTERS

13.1	Business of the Group
All operations performed by the Purchaser and the Group shall continue, following the Closing, under the name and brand of the Purchaser. The head office of the Purchaser in Amsterdam, shall serve as the head office and corporate centre of the Combined Entity and the activities of the Group relating to “OnlineTrader” shall in first instance be run from 8, Rue du Sentier, 75002 Paris, France.

13.2	Appointment to Executive Board
The Majority Shareholder shall, following the Closing, be a member of the management team of the Combined Entity and the Purchaser shall, at the general meeting of its shareholders next following Closing, propose the Majority Shareholder for appointment to its executive board.

13.3	Lock Up of Sellers

	13.3.1	Without prejudice to the provisions of clause 13.5, the Sellers agree that they will not sell or transfer any VDM Shares received in connection with this agreement including, for the avoidance of doubt, in connection with any Earn-Out, if any, for

(i) in respect of such VDM Shares as are issued at Closing, a period of two years less the number of days, if any, between the date one week following the fulfilment of the condition set out in clause 5.1.2

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and the Closing Date from the date of receipt of the relevant VDM Shares; and

(ii)	in respect of such VDM Shares as are issued in connection with an Earn-Out, if any, for a period of two years from the date of receipt of the relevant VDM Shares.

13.3.2	Following such period as set out in clause 13.3.1, such Seller shall be entitled to sell and transfer

	(1)	up to 50% of the relevant VDM Shares, immediately on expiry of the two year period;

	(ii)	up to 25% of such VDM Shares,12 months following expiry of such two year period; and

	(iii)	the remainder of such VDM Shares, 24 months following expiry of such two year period.

13.4	Majority Shareholder Lock-Up
Subject to all times to the provisions of clause 13.3, the Majority Shareholder agrees that he will only transfer VDM Shares held by him in consultation (in oveleg) with the Purchaser.

13.5	Sellers’ Acknowledgement
Each of the Sellers acknowledges that the VDM Shares have not been and will not be registered under the United States Securities Act of 1933 and agrees that it, its Affiliates and any person acting on its or their behalf, upon expiration of the lockup period referred to in clause 13.3 and 13.4, will (i) offer or sell the VDM Shares only to persons outside the United States of America in transactions that are executed on, or through the facilities of, Eurolist, by Euronext Amsterdam, that are not pre-arranged with a buyer in the United States of America and for which no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary brokers’ commission that would be received by a person executing such transaction as agent, and (ii) not make any advertising solicitation or selling efforts in the United States of America in connection with the offer or sale described above.

13.6	Furnished Funds
The Purchaser agrees to make available to the Group, at the date of this agreement a facility of up to EUR 5,000,000 (five million euro) in accordance with the facility agreement attached hereto as Schedule 13.6 and following Closing, for a period of 12 months from the Closing Date to increase such facility to up to EUR 15,000,000 (fifteen million euro). The Group shall not be obliged to make use of such facility and, in any event, for the purposes of calculating the Calculated Earn-Out PBT 2005 and the Calculated Earn-Out PBT 2006, shall incur interest expense at a rate of 6.5% per annum towards the Purchaser in respect of such facility to the extent that it has drawn

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down under the facility. The further terms and conditions of the provision of such facility shall be agreed between the Purchaser and the Group in due course.

13.7	Preparation of Financial Statements following Closing
The Sellers and the Company agree that the financial statements of the Group for the 12 months ending on 31 December 2005 and the financial statements for the Group for the 12 months ending on 31 December 2006 shall be drawn up and audited as soon as possible, and no later than three months following Closing or 1 January 2007, as appropriate, in accordance with Dutch generally accepted accounting principles, consistently applied, and such audit shall be performed by the Group’s auditor in respect of the financial statements of the Group for the 12 months ending on 31 December 2005 and by the Purchaser’s auditor in respect of the financial statements for the Group for the 12 months ending on 31 December 2006.

13.8	Advisory Agreement
Following Closing, the Purchaser or the Company will enter into an advisory agreement with E. van der Merwe for him to provide services to the Group following Closing. The terns and conditions of such agreement shall be agreed between the Purchaser and E. van der Merwe in due course.

13.9	Listing of the VDM Shares
The Purchaser agrees that it shall, as soon as reasonably possible upon issuance of the VDM Shares to be issued under this agreement, apply to Euronext Amsterdam for such VDM Shares to be included in the listing on Eurolist for Euronext Amsterdam of the existing VDM Shares.

14.	DEBTS OWING TO AND BY AFFILIATED PARTIES

14.1	The Sellers shall procure that any and all debts and claims between the Group and the Sellers, which are completely and accurately specified in Schedule 14.1, will be settled before the Closing.

14.2	Without prejudice to clause 14.1 and subject to the condition that the Closing has taken place, the Sellers hereby waive all existing or future claims against the Group arising directly or indirectly from any event before the Closing. This is an irrevocable stipulation for the benefit of the Group Companies.

15.	NON-COMPETITION

15.1	During three years after the date of this Agreement, except for E. van der Merwe, to whom the provisions of this clause 15 shall not apply, none of the Sellers shall, directly or indirectly, for their own account or in the employment, or in any other way for the account of third parties:

	15.1.1	be involved with any business which is active, directly or indirectly, in the same activities as the business conducted by the Combined Entity or any part of it at

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the time of the execution of this agreement or the Closing or which the Group conducts or intends, within a year of the Closing, to conduct;

15.1.2	be involved with any business which is using software similar or largely similar to that currently used exclusively by the Group;

15.1.3	employ, or in any other way engage, any person who has at any time during the preceding period of three years been employed by the Group;

15.1.4	be involved, as intermediary or otherwise, in the conduct of any activity as referred to in clauses 15.1.1 to 15.1.3 by any third party.

15.2	Clause 15.1 shall not apply to the provision of capital by way of shares or depositary receipts therefor (i) which are listed on an officially recognised exchange and (ii) which constitute no more than 5% of the issued share capital of the person or organisation in question, provided that (iii) no Seller exercises the controlling rights attached to the share capital nor exercise in any other way an influence within the person or organisation in question.

15.3	If any of the Sellers has failed to comply with clause 15.1, the Seller shall, without any demand or other prior notice, owe to the Purchaser a penalty of EUR 50,000 (fifty thousand euro) to be increased by a penalty of EUR 5,000 (five thousand euro) a day. The daily penalty shall become payable with effect from the day following commencement of the failure to comply, up to and including the day on which it ends. The Purchaser shall be entitled to the penalty without prejudice to all other rights or claims, including any claim for performance of clause 14.1 and any right to payment of compensation in addition to the penalty.

16.	CONFIDENTIALITY

16.1	The parties shalt make announcements in connection with this agreement only in accordance with the press release attached as Schedule 16.1.

16.2	The parties agree to remain bound by the provisions set out in the Confidentiality Letter.

17.	COSTS

Unless this agreement provides otherwise, each party shall bear all costs incurred by it in connection with the preparation, conclusion and performance of this agreement. For the avoidance of doubt, the costs of the Company incurred in connection with the preparation, conclusion and performance of this agreement shall be limited to those costs which are fiscally permitted to be born by the Company and which shall not be greater than EUR 150,000 (one hundred and fifty thousand euro) net, the remaining costs incurred by the Company, and the costs incurred by the Sellers, to be born by the Sellers.

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18.	STATUTORY RIGHTS

18.1	Unless this agreement provides otherwise, any entitlement of the Purchaser to any rights derived from this agreement shall be without prejudice to any other rights and claims under this agreement or at law.

19.	BINDING EFFECT AND ENTIRE AGREEMENT; AMENDMENT

19.1	If part of this agreement is or becomes invalid or non-binding, the parties shall remain bound to the remaining part. The parties shall replace the invalid or non- binding part by provisions that are valid and binding and the legal effect of which, given the contents and purpose of this agreement, is, to the greatest extent possible, similar to that of the invalid or non-binding part,

19.2	After the Closing, this agreement may not be rescinded in whole or in part.

19.3	After this agreement is terminated, for whatever reason, clauses 16, 17, 18, 19, 21 and 22 shall remain effective.

19.4	Upon execution of this agreement, all arrangements in respect thereof between the parties, including set out in the Letter of Intent, shall terminate and shall be replaced by the provisions of this agreement, which sets out the entire agreement between the parties in relation to the subject matter hereof.

19.5	The Schedules to this agreement shall form a part thereof.

19.6	This agreement may only be amended or supplemented in writing.

19.7	With reference to the Rules of Professional Conduct (Verordening beroeps- en gedra gsregels) of the Royal Dutch Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie) all parties expressly agree that (i) De Brauw Blackstone Westbrook N.V. acts as counsel to the Purchaser in connection with, or acts as counsel for or on behalf of the Purchaser or, after Closing, the Combined Entity in the event of any dispute relating to, this agreement or any related agreement, and that (it) a civil law notary of De Brauw Blackstone Westbroek N.V. executes deeds connected with this agreement or any related agreement.

19.8	For the purposes of this agreement, any provision to the effect that the Seller will procure or warrants that a certain situation exists or will exist shall be deemed to be a warranty, and the inaccuracy of a warranty shall be deemed an inaccuracy even if it cannot be attributed to the Seller.

19.9	The Sellers agree that they and their vehicles, as set out in Schedule A, will, at all times, only act together and through the Majority Shareholder and that the Purchaser shalt be entitled to service notices and otherwise correspond with the Majority Shareholder as if with all Sellers and such notices and any agreements reached with the Majority Shareholder in relation to the terms of the agreement shall be binding on the Sellers as if served upon or reached with each individual Seller. Should the Majority Shareholder die or, for any reason, become incapacitated for an extended period of time, the Sellers agree that they shall appoint one of the other Sellers to represent their interests under this agreement and through whom they shall act as if

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such appointee were the Majority Shareholder under this agreement and shall, within ten Business Days of such death or incapacity, inform the Purchaser in writing of such appointment. If the Purchaser does not receive such notification with in alloted time period and is aware of such death or incapacity, then it shall be entitled to treat E. van der Merwe as if he had been appointed as such representative.

20.	ASSIGNMENT

20.1	The Purchaser may assign this agreement at any time or assign or encumber any of its rights under this agreement to any of its group companies. Where necessary, the Sellers shall co-operate with such transfer. The Sellers may not without the Purchaser’s prior consent assign this agreement or assign or encumber any rights under this agreement.

20.2	No party may assign or procure the assumption of rights and obligations or its legal relationship, under this agreement to or by any third party except that the Purchaser may assign its rights in this agreement in connection with a transfer of Shares.

21.	NOTICES; PLACE OF RESIDENCE

21.1	Notices and other statements in connection with this agreement may only be given by way of a letter sent by regular or other mail, by telefax or by telegram, and at the recipient’s place of residence, as most recently nominated in the Netherlands in accordance with clause 21.2 and 21.3. Each statement must be in the English language. A statement which does not comply with this clause 21.1 shall have no effect, except that writs may be served at a place of residence of the recipient that is different from the nominated place of residence.

21.2	For all matters relating to this agreement, each party nominates the address referred to below as its place of residence:

the Sellers address: Nieuwezijds Voorburgwal 120-7 postal code and town: 1012 SH Amsterdam, The Netherlands for the attention of: Richard E den Drijver telefax: **

the Purchaser address: Keizersgracht 307 postal code and town: 1016 DE Amsterdam, The Netherlands for the attention of: Chief Financial Officer telefax: +31 20 535 6799

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21.3	The Purchaser or the Majority Shareholder, on behalf of the Sellers, may nominate a different place of residence from that referred to in clause 21.2 by notifying the other parties of that new place in accordance with this clause 21. Nominating a place of residence outside the Netherlands shall have no effect if the nominating party does not simultaneously nominate a place of residence in the Netherlands at which writs may be served.

21.4	Clauses 21.1 to 21.3 shall also apply to notices given in connection with agreements that are connected with this agreement, unless the relevant agreement expressly provides otherwise.

22.	GOVERNING LAW; JURISDICTION

22.1	This agreement shall be governed exclusively by Dutch law.

22.2	All disputes arising in connection with this agreement, including disputes concerning the existence and validity thereof, shall be resolved by the competent courts in Amsterdam, the Netherlands. The preceding sentence is solely for the benefit of the Purchaser. The latter shall retain the right to apply to any other competent court, whether or not there are proceedings pending before the court which has jurisdiction pursuant to the first sentence.

22.3	Clauses 21,1 and 21.2 shall also apply to disputes arising in connection with agreements that are connected with this agreement, unless the relevant agreement expressly provides otherwise.

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AGREED AND SIGNED ON 12 OCTOBER IN AMSTERDAM BY:

VAN DER MOOLEN HOLDING N.V.

/s/ Fred M.J. Böttcher		/s/ Leo J. Pruis

By:	Fred M.J. Böttcher	By:	Leo J. Pruis
Title:	CEO	Title:	CFO

CURVALUE BEHEER B.V.

/s/ Richard E. den Drijver

By:	Richard E. den Drijver
Title:	CEO

THE MAJORITY SHAREHOLDER

/s/ Richard E. den Drijver

By:	Richard E. den Drijver

THE OTHER SELLERS

/s/ E. van der Merwe		/s/ E.K. Pronk

By:	E. van der Merwe	By:	E.K. Pronk

/s/ O. Porskamp		/s/ M. van den Berg

By:	O. Porskamp	By:	M. van den Berg

/s/ H. Dhudwar		/s/ P.P.A. de Wit

By:	H. Dhudwar	By:	P.P.A. de Wit

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COUNTERSIGNATURE BY SPOUSES OF SELLERS

This agreement is signed for acceptance of and agreement to the conclusion of this agreement, for the purposes of section 1:88 of the Dutch Civil Code, by the undersigned, being the spouses or registered partners of each Seller.

/s/ Spouse/Registered Partner of Richard E. den Drijver

Spouse/Registered Partner of Richard E. den Drijver

/s/ Spouse/Registered Partner of E. van der Merwe

Spouse/Registered Partner of	Spouse/Registered Partner of
E. van der Merwe	E.K. Pronk

/s/ Spouse/Registered Partner of O. Porskamp	/s/ Spouse/Registered Partner of M. van den Berg

Spouse/Registered Partner of	Spouse/Registered Partner of
O. Porskamp	M. van den Berg

/s/ Spouse/Registered Partner of H. Dhudwar	/s/ Spouse/Registered Partner of P.P.A. de Wit

Spouse/Registered Partner of	Spouse/Registered Partner of
H. Dhudwar	P.P.A. de Wit